UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 001-05083

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
B.	Name of issuer of these securities held pursuant to the plan and the address of its principal executive office:
FURMANITE CORPORATION
2435 N Central Expressway
Suite 700
Richardson, Texas 75080

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Financial Statements and Supplemental Schedules

Page
Number
Report of Independent Registered Public Accounting Firm	2

Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2007 and 2006	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007	4
Notes to Financial Statements	5

Supplemental Schedules:
Schedule H, Part IV Line 4a — Schedule of Delinquent Deposits of Participant Contributions	11
Schedule H, Part IV Line 4i — Schedule of Assets (Held at End of Year)	12

Signature	13

Exhibit:
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm	14
Consent of Independent Registered Public Accounting Furm

Report of Independent Registered Public Accounting Firm
To the Participants and Plan Administrator
Furmanite Corporation 401(k) Savings Investment Plan
We have audited the accompanying statements of net assets available for benefits of the Furmanite Corporation 401(k) Savings Investment Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, Line 4a — Schedule of Delinquent Deposits of Participant Contributions for the year ended December 31, 2007, and Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2007, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Grant Thornton LLP
Dallas, Texas
June 30, 2008

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2007	2006

Assets:
Investments, at fair value	$45,652,340	$32,642,492
Cash	307,164	170,002
Participant contributions receivable	97,678	204,702
Sponsor contributions receivable	108,051	64,448
Other receivables	—	53,215

Total assets	46,165,233	33,134,859

Liabilities:
Accounts payable	90	30,075

Total liabilities	90	30,075

Net assets available for benefits at fair value	46,165,143	33,104,784

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	32,135	95,382

Net assets available for benefits	$46,197,278	$33,200,166

The accompanying notes are an integral part of these financial statements.

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Statement of Changes in Net Assets Available for Benefits

Year Ended
December
31, 2007

Additions:
Investment Income:
Net realized and unrealized appreciation in fair value of assets	$11,135,064
Dividend income	1,644,505
Interest income	215,334

Total net investment income	12,994,903

Contributions:
Participants	2,623,988
Sponsor	1,220,401
Rollovers	421,434

Total contributions	4,265,823

Total additions	17,260,726

Deductions:
Distributions and withdrawals	4,259,226
Fees and expenses	4,388

Total deductions	4,263,614

Net increase in net assets available for benefits	12,997,112
Net assets available for benefits at beginning of year	33,200,166

Net assets available for benefits at end of year	$46,197,278

The accompanying notes are an integral part of this financial statement.

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Notes to Financial Statements
December 31, 2007
1. Plan Description
On May 17, 2007, Xanser Corporation changed the company’s name to Furmanite Corporation. Subsequently, The Xanser Corporation Savings and Investment Plan’s name was changed to Furmanite Corporation 401(k) Savings Investment Plan.
The following description of the Furmanite Corporation 401(k) Savings Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan.
General
The Plan is a defined contribution plan for eligible employees of Furmanite Corporation (“Furmanite,” “Sponsor,” or the “Company”) and its wholly-owned domestic subsidiaries (collectively, the “Companies”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan was established on April 1, 1991.
Administration
At December 31, 2007, The Charles Schwab Trust Company served as trustee (the “Trustee”) and the Plan’s record keeper while the 401(k) Committee of Furmanite served as the Plan’s administrator (the “Plan Administrator”). Administrative and trust expenses of the Plan are paid substantially by Furmanite. Copies of the Plan document and amendments are available from the Plan Administrator.
Contributions
The Plan permits all full-time employees of the Companies to contribute a minimum of two percent up to 20 percent of base compensation, as determined by the Plan Administrator, on a pretax basis into participant accounts. Participant contributions and catch up contributions are limited to the standards set by the Internal Revenue Service (“IRS”). Participants may also make rollover contributions from other qualified plans. Employee contributions, together with earnings thereon, are not subject to forfeiture and are held in trust by the Trustee. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers investments in the Company’s common stock, mutual funds and a security-backed investment contract fund (see Note 3).
The Companies match participant contributions at a rate of 100 percent of each participant’s contribution up to six percent of base compensation after one year of employment. Participants are permitted to direct the Companies’ matching contributions into any investment option under the Plan.
Vesting
Participants are immediately vested in their own contributions plus earnings thereon. The portion of a participant’s account balance attributable to the Companies’ contributions, together with earnings thereon, is vested 100 percent over a five-year period at 20 percent per year.
Participant Loans
Participants may borrow a minimum of $1,000, up to $50,000 or 50 percent of the vested portion of their account balance, reduced by the highest loan balance in the preceding twelve months, whichever is less. A loan is collateralized by the participant’s vested account balance and bears interest at the Treasury Note rate for the commensurate period plus four percent on the day the loan is issued. Principal and interest are

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Notes to Financial Statements
December 31, 2007
paid ratably through payroll deductions and must be repaid within five years unless the loan is a residential loan which must be repaid within 10 years. Interest rates for loans to participants at December 31, 2007 ranged from 6.16% to 9.13%.
Benefit Payments
A participant or beneficiary with a vested account balance less than $1,000 will receive a lump-sum amount equal to the value of the vested portion of their account upon separation from the Companies, death, disability or retirement. Participants with vested account balances greater than $1,000 may elect to receive the lump-sum distribution at such time or defer distribution to a later date.
Plan Termination
Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.
New Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurement, which establishes a framework for measuring fair value under other accounting pronouncements that require fair value measurements and expands disclosures about such measurements. SFAS No. 157 does not require any new fair value measurements, but rather it creates a consistent method for calculating fair value measurements to address non-comparability of financial statements containing fair value measurements utilizing different definitions of fair value. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157, which provides a one year deferral of the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 157 is not expected to have a material impact on the Plan’s net assets available for plan benefits or changes in net assets available for plan benefits.
2. Summary of Significant Accounting Policies
The Plan maintains its accounts on the accrual basis of accounting. Distributions are recorded when paid.
Receivables and Payables
Other receivables include investment trade receivables, interest receivable and participant loan payments receivable. Payables include excess contributions and administrative expenses payable.
Investments
The Plan’s investments in common stock and mutual funds are stated at fair value based on quoted market prices. Participant loans are valued at the unpaid principal balance which approximates fair value.
As described in FASB Staff Position (“FSP”) AAG INV-A and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Guide and Defined-Contribution Health and Welfare and Pension Plans (“the FSP”), investment contracts or collective trusts that invest in fully benefit-responsive investment contracts held

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Notes to Financial Statements
December 31, 2007
by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the collective trust as well as the adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The Plan’s interest in the collective trust is valued based on information reported by the Trustee using the audited financial statement of the collective trust at year end.
The Invesco Stable Value Fund includes security-backed investment contracts including synthetic investment contracts (“SICs”), guaranteed investment contracts (“GICs”) and cash-equivalents. SICs are contracts composed of underlying assets and a “wrapper” contract issued by a responsible third party. The issuer of the “wrapper” contract provides for withdrawals at contract value for any normal benefit responsive requirements. The investment contracts may have elements of risk due to lack of a secondary market and resale restrictions which may result in the inability of the investment contracts to be sold at a fair price and may substantially delay the sale of the contracts. The average annualized yield of the Invesco Stable Value Fund for 2007 and 2006 is as follows:

Average Yields	2007	2006
Based on actual earnings	5.33%	5.11%
Based on interest rate credited to participants	4.27%	4.85%
Purchases and sales of securities are recorded on the trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
Federal Income Taxes
The IRS has ruled that the Plan meets the requirements of Section 401(a) and 401(k) of the Internal Revenue Code (the “Code”) and, therefore, the Plan is exempt from federal income taxes under Section 501(a) of the Code. On January 1, 2006, the Plan was amended and restated to incorporate all prior amendments. The IRS granted a favorable letter of determination on July 31, 2007. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Under present federal income tax laws and regulations, participants will not be subject to federal income taxes on the contributions made by their employer or withheld from their compensation under the Plan, or on the interest, dividends or profits on the sale of securities received by the Trustee, until the participant’s accounts are distributed or made available to the employee in an unqualified manner.
The Code limits contributions to the Plan in several respects. The total amount deferred by each participant cannot exceed a specified dollar limit which, for calendar years 2007 and 2006 was $15,500 and $15,000, respectively. In accordance with the 2001 Economic Growth and Tax Relief Reconciliation Act, as of January 1, 2002, participants of age 50 or older were eligible to defer up to $20,500 and $20,000 for 2007 and 2006, respectively. Participant compensation in excess of $225,000 and $220,000 in 2007 and 2006, respectively, is excluded in calculating participant deferrals and employer matching contributions for the above years. Additional rules apply to prevent discrimination in favor of highly compensated employees.

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Notes to Financial Statements
December 31, 2007
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. It is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
3. Investment Programs
The following fair value of investments as of December 31, 2007 and 2006 represent five percent or more of the Plan’s net assets available for benefits:

	2007	2006
American Funds Growth Fund of America Class A	$2,973,199	$2,379,010
Capital World Growth and Income Fund	—	1,717,201
DWS Equity 500 Index Fund	2,567,432	2,354,582
Invesco Stable Value Fund	4,586,269	4,371,318
Lord Abbett Affiliated Fund Class A	4,042,513	3,819,172
PIMCO Total Return Administrative Class Shares	2,564,745	1,951,546
Thornburg International Value Trust	2,829,321	1,936,108
Furmanite Corporation Common Stock	18,078,033	8,182,087
Realized and unrealized net gains on the Plan’s investments for the year ended December 31, 2007 were as follows:

Common stock	$11,023,234
Mutual funds	111,830

Net realized and unrealized appreciation in fair value of assets	$11,135,064

4. Distributions and Withdrawals
Distributions and withdrawals represent distributions to Plan participants who have retired, terminated employment or applied and qualified for a hardship distribution. Distributions and withdrawals also represent distributions per a Qualified Domestic Relations Order.
5. Forfeitures
At December 31, 2007 and 2006, forfeited non-vested accounts totaled $114,672 and $158,634, respectively, and are included in investments in the statements of net assets available for benefits. Forfeiture amounts, forfeited by participants upon withdrawing from the Plan, are used to reduce future

\

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Notes to Financial Statements
December 31, 2007
Sponsor contributions or Sponsor paid Plan expenses. These amounts may also be credited to participant accounts upon returning to the Plan if certain requirements are met. In 2007, forfeiture amounts of $159,947 were used to reduce Sponsor contributions and expenses.
6. Parties-in-Interest Transactions
Certain Plan investments include shares of common stock of Furmanite. Therefore, transactions related to these shares qualify as party-in-interest transactions. Certain expenses are paid by the Plan Sponsor. Loans made to participants in the Plan are considered parties-in-interest transactions.
7. Reconciliation of Financial Statements to Form 5500

	Year Ended December 31,
	2007	2006
Net assets available for benefits per the financial statements	$46,197,278	$33,200,166
Amounts allocated to withdrawing participants	—	(37,947)
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(32,135)	(95,382)

Net assets available for benefits per the Form 5500	$46,165,143	$33,066,837

Year Ended
December 31,
2007
Total investment income per the financial statements	$12,994,903
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	63,247

Total investment income per the Form 5500	$13,058,150

Year Ended
December 31,
2007
Distributions and withdrawals per the financial statements	$4,259,226
Amounts allocated to withdrawing participants — prior year	(37,947)
Amounts allocated to withdrawing participants — current year	—

Net paid to participants per the Form 5500	$4,221,279

Any amounts allocated to withdrawing participants are recorded on the Form 5500 for distribution and withdrawal claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.
As discussed in Note 2, the Plan invests in a fully benefit-responsive collective trust fund. For financial reporting purposes, the net assets of the Plan included in this collective trust are recorded at contract value while the Form 5500 is presented at fair value.

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Notes to Financial Statements
December 31, 2007
8. Prohibited Transactions
The United States Department of Labor (“DOL”) considers late participant contributions to be prohibited transactions. The employer is required to remit employee 401(k) deferrals to the Plan as of the earliest date on which such amounts can reasonably be segregated from the employer’s general assets, but in no event later than fifteen business days after the end of the month in which the contributions were withheld. Therefore, any amount remitted after such number of days is considered late. It was determined that during the years ended December 31, 2007, 2006 and prior years, the Plan Sponsor inadvertently failed to make deposits of approximately $1,352,378, $2,123,128 and $2,531,004, respectively, of participant contributions within the timeframe required (although the majority of such deposits were made within fifteen business days after the end of the month in which the contributions were withheld). The Plan Sponsor filed a Form 5330 for the 2006 and prior year contributions and paid applicable excise tax from the Plan Sponsor’s assets and not from the assets of the Plan. A Form 5330 will be filed and applicable taxes paid on the contributions from 2007. In addition, participant accounts will be credited with the amount of investment income from April through June 2007 in 2008 and have been credited for all prior periods as of December 31, 2007 for prior earnings that would have been earned had the participant contributions been remitted within the required DOL timeframe. All participant contributions after July 1, 2007 have been remitted within the fifteen business day guidelines.

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Supplemental Schedule H, Part IV Line 4a — Schedule of Delinquent
Deposits of Participant Contributions
EIN: 74-1191271
Plan Number: 009
December 31, 2007

Participants contributions (including loan payments of $101,535) of the current plan year not deposited into the Plan within the time period described in 29CFR 2510.3-102	$1,352,378
Amount fully corrected under DOL’s Voluntary Fiduciary Correction Program (VFC Program) and PTE 2002-51	—

Delinquent deposits of current plan year participant contributions and loan payments constituting prohibited transactions	1,352,378
Delinquent deposits of prior plan years participant contributions and loan payments constituting prohibited transactions	4,654,132

Total delinquent deposits of participants contributions constituting prohibited transactions	$6,006,510

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Supplemental Schedule H, Part IV Line 4i — Schedule of Assets (Held at End of Year)
EIN: 74-1191271
Plan Number: 009
December 31, 2007

		(c)
	(b)	Description of Investments Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	(e)
(a)	Lessor or Similar Party	Collateral, Par or Maturity Value	Current Value
*	Furmanite Corporation Common Stock	Furmanite Corporation Common Stock	$18,078,033
	Federated Securities Corporation	Federated Capital Reserves Fund	1,731
	INVESCO Global Investment Funds Limited	Invesco Stable Value Fund	4,586,269
	A I M Distributors, Inc.	AIM International Small Company Growth Fund	1,221,479
	American Funds Distributors, Inc.	Capital World Growth and Income Fund	2,247,064
	American Funds Distributors, Inc.	American Funds Growth Fund of America Class A	2,973,199
	Columbia Management Distributors, Inc.	Columbia Small Cap Value Fund II	1,761,025
	Lord Abbett Distributor LLC	Lord Abbett Affiliated Fund Class A	4,042,513
	Phoenix Equity Planning Corporation	Phoenix-Duff & Phelps Real Estate Fund	896,391
	Allianz Global Investors Distributors LLC	PIMCO Total Return Administrative Class Shares	2,564,745
	Guardian Investor Services LLC	Value Line Emerging Opportunities Fund	1,343,393
	DWS Scudder Distributors, Inc.	DWS Equity 500 Index Fund	2,567,432
	Thornburg Securities Corporation	Thornburg International Value Trust	2,829,321
*	Participant Loans	Interest rates of 6.16% to 9.13%
		(Maturity dates vary through April 2016)	539,745

	Total Investments		$45,652,340

     Column (d) is not applicable as all investments are participant-directed.

*	Indicates a party-in-interest to the Plan.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Furmanite Corporation 401(k) Savings Investment Plan
By:	Furmanite Corporation, Plan Sponsor

Date: June 30, 2008	By:	/s/ HOWARD C. WADSWORTH
Howard C. Wadsworth
Sr. Vice President, Treasurer and Secretary